SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

GOLDEN EDGE ENTERTAINMENT, INC.

SEC File Number:

000-54958

(Check one)	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-D ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the period ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________

PART I

REGISTRANT INFORMATION

 Full name of Registrant: GOLDEN EDGE ENTERTAINMENT, INC.

 Former name, if applicable: N/A

Address of Principal Executive Office (Street and Number): 629 Neals Lane

City, State and Zip Code: Gallatin, Tennessee 37066

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject Annual Report, Semi-Annual Report, transition report on Form 10-K Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q within the required time because there was a delay in completing the adjustments necessary to close its books for the year.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tony Khoury	(514)	298-4775
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. Yes ☒      No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. Yes ☐      No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

 GOLDEN EDGE ENTERTAINMENT, INC.

Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2016	By:	/s/ Anthony Pavek
Anthony Pavek
Chief Executive Officer